

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
Gysle R. Shellum
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street
Suite 3000
Denver, CO 80203

      Re: PDC Energy, Inc.
              Form 10-K for Fiscal Year ended December 31, 2011
              Filed March 1, 2012
              File No. 000-07246

Dear Mr. Shellum:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ A.N. Parker

                      Anne Nguyen Parker
                      Branch Chief

cc: Mr. John A. Elofson